                                            Filed by Archstone Communities Trust
                           Pursuant to Rule 425 under the Securities Act of 1933

                   Subject Companies:  Charles E. Smith Residential Realty, Inc.
                                                     Commission File No. 1-13174
                                                                             And
                                       Charles E. Smith Residential Realty, L.P.
                                                     Commission File No. 0-25968


THE FOLLOWING MATERIALS ARE TO BE USED IN CONNECTION WITH MEETINGS BETWEEN MANAGEMENT OF ARCHSTONE AND SMITH RESIDENTIAL AND INDIVIDUAL INVESTORS IN ARCHSTONE, SMITH RESIDENTIAL AND SMITH PARTNERSHIP.

Archstone - Smith

Merger Transaction Road Show

May 2001

Archstone-Smith merger benefits
-------------------------------

Tremendous strategic opportunity
--------------------------------

 .  Creates preeminent apartment company

   -Concentrated in nation's most desirable protected markets

   -Unable to be replicated

 .  Unique national development platform

 .  Combines the two most respected brands in the apartment industry

 .  Significantly enhances liquidity and broadens shareholder base

 .  Complementary business strategies facilitate integration

Archstone-Smith merger
----------------------

Powerful growth fundamentals
----------------------------

 .  Higher sustainable growth rate

   -Strong internal growth- 8.3% weighted average NOI growth in Q1 2001

   -Complementary development platform

   -Substantial corporate efficiencies of $7-$8 million annually

 .  Extends high-rise platform nationally

   -Key west coast markets

   -Other opportunities

 .  Internally funded expansion opportunities

   -Archstone's capital recycling experience

   -$1.5 billion of non-core assets available for future funding

  Archstone-Smith company profile
  -------------------------------

 .    Apartment communities (1)            255

 .    Apartment units (1)                  87,456

 .    Employees                            3000+

 .    Total capitalization                 $9.3 billion
     -Fourth largest in REIT industry

 .    Equity capitalization                $5.7 billion
     -Second-largest apartment company

 .    Estimated annual revenues            $1.1 billion



(1) Includes operating communities and communities under construction

Archstone-Smith
---------------

Deep and experienced management team
------------------------------------


 .    Additions to Existing Board  Robert H. Smith, Robert P. Kogod &
                                  Ernest A. Gerardi, Jr.

 .    R. Scot Sellers              Chairman and Chief Executive Officer

 .    Robert H. Smith              Chairman - Charles E. Smith Division

 .    Charles E. Mueller, Jr.      Chief Financial Officer

 .    Richard A. Banks             President - West Division

 .    J. Lindsay Freeman           President - East Division

 .    Wesley D. Minami             President - Charles E. Smith Division

 .    Dana K. Hamilton             Executive Vice President- National Operations

 .    Daniel E. Amedro             Chief Information Officer

 .    Caroline Brower              Secretary and General Counsel

Increasing presence in protected markets
--------------------------------------------

  {The following table was depicted as a
   pie chart in the presentation.}

 .    1994
     -Protected Markets:  5%
     -Other Markets:  95%

 .    1998
     -Protected Markets:  56%
     -Other Markets:  44%

 .    Post Merger
     -Protected Markets:  84%
     -Other Markets:  16%

 .    Target
     -Protected Markets:  100%
     -Other Markets:  0%

Merger creates preeminent apartment company
-------------------------------------------

% of combined portfolio by market (1)
-------------------------------------

{The following information was presented on a United States map in the presentation}

 .    Seattle (4%)

 .    San Francisco Bay Area (11%)

 .    Southern California (10%)

 .    Phoenix (2%)

 .    Denver (3%)

 .    Chicago (8%)

 .    Southeast Florida (8%)

 .    Atlanta (3%)

 .    Raleigh (2%)

 .    Washington, D.C. Metro Area (29%)

 .    Boston (5%)


 .    Corporate Headquarters:
     .  Denver, Colorado

 .    Divisional offices:
     .  Arlington, Virginia
     .  Irvine, California
     .  Atlanta, Georgia

(1) Includes operating communities and communities under construction, based on net operating income

Archstone-Smith Portfolio
-------------------------

Average rental rates per unit (1)
---------------------------------


                              ASN     SRW     REIS
                             -----   ------  ------
 .    Boston                  $1,731  $1,767  $1,462

 .    Washington D.C.         $1,252  $1,277  $  962

 .    Chicago                 $1,156  $1,289  $  899

 .    Southeast Florida       $  898  $1,046  $  854

 .    San Francisco Bay Area  $1,949      --  $1,866

 .    San Diego               $1,246      --  $  942

     Total Portfolio         $1,025  $1,249      --


     (1) Represents Q1 2001 operating portfolio rental rates.

Archstone-Smith
---------------

Expand high-rise platform
-------------------------

 .    SRW portfolio is 70% high-rise

 .    50 year high-rise operating and development experience

 .    Most significant high-rise apartment portfolio outside of New York City

Archstone-Smith
---------------

Dominant presence in Washington, D.C. metropolitan area
-------------------------------------------------------

{The following categories were depicted on a map of the Washington, D. C.
 area}

 .    Archstone garden communities

 .    Smith high-rise communities

 .    Smith garden communities

Archstone-Smith
---------------

Leadership in key submarkets
----------------------------

{The following properties were shown in the presentation on an aerial photograph of downtown Chicago}


Park Lincoln
One Superior
One East Delaware
Delaware Place
McClurg Court
Park Millenium


SRW-3,000 Units in Downtown Chicago

Archstone-Smith
---------------

Redevelopment expertise provides foundation for growth
------------------------------------------------------

{In presentation, also included and aerial photograph of Southeast Florida and before and after pictures of Ocean Crest}


Ocean Crest

 .  1,470 units

 .  Acquisition Cost: $67,000 per unit

 .  Redevelopment Cost: $20,000 per unit

 .  Total Cost:        $87,000 per unit

Archstone-Smith
---------------

Merger transaction details
--------------------------

 .    Combined company          Archstone converts to UPREIT structure;
                               Charles E. Smith assets merged in

 .    Exchange ratio            1.975 Archstone shares for each Charles E. Smith
                               share

 .    Operational efficiencies  $7 - $8 million annually

 .    2002 FFO                  $2.45 - $2.52 per share

 .    Financial reporting       Focus on earnings per share; adopt Charles E.
                               Smith accounting policies for make-ready capitalization

Archstone-Smith
---------------

Strong balance sheet and financial flexibility
----------------------------------------------


 .    Total market capitalization                   $9.3 billion

 .    Equity market capitalization                  $5.7 billion

 .    Total existing lines of credit                $994 million
     -Drawn                                        $188 million
     -Available capacity                           $806 million

 .    2001 ratios (pro forma)
     -Interest coverage                            3.2x
     -Fixed charge coverage (1)                    2.6x
     -Total debt to total book capitalization      42%
     -Total debt to total market capitalization    39%


     (1)  Includes interest expense and preferred stock/unit dividends

Archstone-Smith merger
----------------------

Proposed timeline
-----------------

 .    Board approval                              May 3, 2001

 .    Public announcement                         May 4, 2001

 .    File joint proxy statement with SEC         May/June 2001

 .    Mail joint proxy statement to shareholders  July/August 2001

 .    Shareholder vote/ closing                   August/September 2001

Archstone-Smith
---------------

Ballston Place
--------------

Arlington, Virginia

{Presentation has picture of property}

 .    383 units

 .    24 stories

 .    Expected stabilization:  2001

 .    Total investment:  $54 million

Archstone-Smith
---------------

Alban Towers
------------

Washington D.C.

(Presentation has picture of property)

 .  229 units

 .  Historic landmark

 .  Expected stabilization:  2002

 .  Total investment:  $62 million

Archstone-Smith
---------------

Park Millenium
--------------

Chicago, Illinois

(Presentation includes picture of property)

 .  480 units

 .  52 stories

 .  Expected stabilization:  2003

 .  Total investment:  $106 million

Archstone-Smith
---------------

Mirador
-------

Miami, Florida

(Presentation includes picture of property)

 .    1,339 units

 .    14 stories

 .    Expected stabilization:  2003

 .    Acquisition cost:              $65,000 per unit

 .    Redevelopment cost:            $25,000 per unit

 .    Total investment:              $90,000 per unit

Archstone-Smith
---------------

Archstone Emerald Park
----------------------

Dublin, California

(Presentation includes picture of property)

 .  327 units

 .  Date stabilized: July 2000

 .  Total investment:  $50 million

Archstone-Smith
---------------

Archstone Torrey Hills
----------------------

San Diego, California

(Presentation includes picture of property)

 .  340 units

 .  Date stabilized:  August 2000

 .  Total investment:  $44 million

Archstone-Smith
---------------

The Cambrian
------------

Redmond, Washington

(Presentation includes picture of property)

 .    422 units

 .    Date acquired:  June 1997

 .    Total investment:  $44 million

Archstone-Smith
---------------

Archstone Burlington
--------------------

Burlington, Massachusetts

(Presentation includes picture of property)

 .    340 units

 .    Date acquired: July 2000

 .    Total investment: $48 million

Archstone-Smith
---------------

Redwood Shores
--------------

Redwood City, California

(Presentation includes picture of property)

 .    304 units

 .    Date acquired: September 1996

 .    Total investment: $41 million

Archstone-Smith
---------------

Merger capitalization rates
---------------------------

Cap rates based on ASN share price of $25.18 per share (1):
Before capex adjustment      8.7%
After capex adjustment       8.3%


Cap rates based on ASN NAV of $29.31 per share
Before capex adjustment      7.8%
After capex adjustment       7.5%


(1) Based on May 3, 2001 closing price

THE FOLLOWING LEGENDS ARE REQUIRED BY THE SEC TO APPEAR ON ALL WRITTEN COMMUNICATIONS RELATING TO THE MERGER

Archstone Communities Trust urges you to read the important information contained in the joint proxy statement/prospectus, when it becomes available, regarding the proposed business combination transactions referenced in the slide presentations. Registration statements relating to the Archstone and Archstone-Smith Trust securities to be issued in the merger of Smith Residential with and into Archstone-Smith and in the merger of Smith Partnership with and into Archstone have not yet been filed with the Securities and Exchange Commission. You may obtain a free copy of the joint proxy statement/prospectus included as part of the registration statements, when they are available, and other documents filed by Archstone and Archstone-Smith with the SEC (including the documents incorporated by reference into the joint proxy statement/prospectus) at the SEC's web site at www.sec.gov. Shareholders of Archstone may also obtain a free copy of the joint proxy statement/prospectus and these other documents by directing a request to Archstone Communities Trust, 7670 South Chester Street, Suite 100, Englewood, Colorado 80112, Attention: Julie Brubaker, or by calling
(800) 982-9293.

Pursuant to Instruction 3 of Item 4 of Schedule 14A, the participants in the solicitation include Archstone and its trustees and may include certain of its executive officers. Information concerning the Archstone trustees and executive officers and their direct and indirect interests in Archstone is contained in the Archstone proxy statement for its annual meeting of shareholders dated March 30, 2001. As of May 21, 2001, the date of this communication, none of the foregoing participants beneficially owned in excess of 1% of Archstone common shares.

The securities may not be sold, nor may offers to buy the securities be accepted, prior to the time the registration statements become effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.